Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM


To:     Mr. John Sgroi
        Investors Bank & Trust Company

From:   Judith Lyden

cc:     Edward Monahan, IBT
        Matthew Dunlap, IBT

Date:   October 28, 2003

Re:     GMO Trust - Item 77 Attachments - Form N-SAR

GMO TRUST

Item 7
As a reminder  to update on your  report  under item #7:

Effective June 30,2003, the name of GMO World Balanced Allocation Fund has been changed to: GMO Global Balanced Asset Allocation Fund

Effective June 30, 2003, the name of GMOShort-Term Income Fund has been changed to: GMO Short-Duration Investment Fund

Effective June 30, 2003 a new series of the GMO Trust was added: GMO Benchmark-Free Allocation Fund, effective June 30, 2003

Item 77D
Effective June 30, 2003, GMO  temporarily  agreed to waive 0.21% of GMO
Real Estate Fund's management fee. As a result, the Fund will incur management fees at the annual rate of 0.33% of the Fund's average daily net assets

Effective June 30, 2003, purchase premiums and redemption have been reinstated for all GMO asset allocation funds Effective June 27, 2003, GMO Short-Duration Collateral Fund investment objective has changed to reflect that the reference to LIBOR and emphasis on high total return be deleted and that the fund adopt the following non-fundamental investment objective: Total return in excess of the Fund's benchmark (JP Morgan US 3-Month Cash Index)

Effective June 30, 2003,GMO Trust eliminated the following non-fundamental restriction to GMO Foreign Fund:

The Restriction states that: With respect to Foreign Fund only, to (i) invest in interests of any general partnership, (ii) utilize margin or other borrowings to increase market exposure (such prohibition shall extend to the use of cash collateral obtained in exchange for loaned securities but does not prohibit the use of margin accounts for permissible futures trading; further, the Fund may borrow an amount equal to cash receivable from sales of stocks or securities the settlement of which is deferred under standard practice in the country of sale),
(iii) pledge or otherwise encumber its assets, and (iv) invest more than 5% of its assets in any one issuer (except Government securities and bank certificates of deposit).